SELF CERTIFICATION
LOUIS AND ZELIE, LLC

To the best of such the company's knowledge, after due investigation, the information supplied is true accurate and complete and does not omit any facts, necessary to make such documents not misleading.

DocuSigned by:

043CF28E5EFD40E...

Joseph Mastrangelo
Sole Member
Louis and Zelie, LLC

SELF CERTIFICATION
LOUIS AND ZELIE, LLC

To the best of such the company's knowledge, after due investigation, the information supplied is true accurate and complete and does not omit any facts, necessary to make such documents not misleading.

Joseph Mastrangelo
Sole Member
Louis and Zelie, LLC

Zelie Beans Coffee

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
0500 SAVINGS (INGS)	5.00
owner's personal account	1,349.25
xxxxxxXXXX S0520 (0520)	2,728.06
Total Bank Accounts	**$4,082.31**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	173.18
Undeposited Funds-1	1,726.35
Total Other Current Assets	**$1,899.53**
Total Current Assets	**$5,981.84**
TOTAL ASSETS	**$5,981.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Unassigned Tax Agency for Apps Payable	-3.08
Total Other Current Liabilities	**$ -3.08**
Total Current Liabilities	**$ -3.08**
Total Liabilities	**$ -3.08**
Equity	
Opening Balance Equity	703.08
Owner's Equity	1,500.00
Owner's Investment	4,710.87
Owner's Pay & Personal Expenses	-1,145.00
Retained Earnings	-66.89
Net Income	282.86
Total Equity	**$5,984.92**
TOTAL LIABILITIES AND EQUITY	**$5,981.84**

Zelie Beans Coffee

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Discounts/Refunds Given	453.15
Sales	13,770.40
Square Income	8,191.11
Total Income	**$22,414.66**
Cost of Goods Sold	
Cost of Goods Sold	1,068.00
Equipment Rental - COS	4,592.50
Supplies & Materials - COGS	10,018.49
Total Cost of Goods Sold	**15,678.99**
Shipping	768.50
Total Cost of Goods Sold	**$16,447.49**
GROSS PROFIT	**$5,967.17**
Expenses	
Advertising & Marketing	136.44
Charitable Contributions	117.99
Contractors	111.00
Job Supplies	145.14
Legal & Professional Services	201.03
Meals & Entertainment	226.22
Office Supplies & Software	1,685.76
Other Business Expenses	1,040.57
Packaging	34.55
Total Other Business Expenses	**1,075.12**
Reimbursable Expenses	25.17
Rent & Lease	1,218.80
Retail Goods	418.00
Square Fees	144.67
Travel	59.96
Uncategorized Expense	131.74
Total Expenses	**$5,697.04**
NET OPERATING INCOME	**$270.13**
Other Income	
Website sales	30.48
Total Other Income	**$30.48**
Other Expenses	
Other Miscellaneous Expense	17.75
Total Other Expenses	**$17.75**
NET OTHER INCOME	**$12.73**
NET INCOME	**$282.86**

Zelie Beans Coffee

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	282.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Uncategorized Asset	-173.18
Unassigned Tax Agency for Apps Payable	-3.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-176.26**
Net cash provided by operating activities	**$106.60**
FINANCING ACTIVITIES	
Opening Balance Equity	870.23
Owner's Investment	4,033.87
Owner's Pay & Personal Expenses	-550.00
Net cash provided by financing activities	**$4,354.10**
NET CASH INCREASE FOR PERIOD	**$4,460.70**
Cash at beginning of period	1,347.96
CASH AT END OF PERIOD	**$5,808.66**

Zelie Beans Coffee

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1st year (deleted)	-316.40
owner's personal account	1,349.25
xxxxxxXXXX S0520 (0520)	315.11
Total Bank Accounts	**$1,347.96**
Total Current Assets	**$1,347.96**
TOTAL ASSETS	**$1,347.96**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	-167.15
Owner's Equity	1,500.00
Owner's Investment	677.00
Owner's Pay & Personal Expenses	-595.00
Retained Earnings	0.00
Net Income	-66.89
Total Equity	**$1,347.96**
TOTAL LIABILITIES AND EQUITY	**$1,347.96**

Zelie Beans Coffee

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts/Refunds Given	17.74
Sales	598.50
Online Sales	247.26
Total Sales	**845.76**
Square Income	1,137.04
Total Income	**$2,000.54**
Cost of Goods Sold	
Cost of Goods Sold	381.01
Equipment Rental - COS	454.78
Supplies & Materials - COGS	104.45
Total Cost of Goods Sold	**940.24**
Shipping	10.00
Total Cost of Goods Sold	**$950.24**
GROSS PROFIT	**$1,050.30**
Expenses	
Advertising & Marketing	253.25
Job Supplies	69.26
Meals & Entertainment	88.77
Office Supplies & Software	368.92
Other Business Expenses	336.99
Total Expenses	**$1,117.19**
NET OPERATING INCOME	**$ -66.89**
NET INCOME	**$ -66.89**

Zelie Beans Coffee

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-66.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -66.89**
FINANCING ACTIVITIES	
Opening Balance Equity	-167.15
Owner's Equity	1,500.00
Owner's Investment	677.00
Owner's Pay & Personal Expenses	-595.00
Net cash provided by financing activities	**$1,414.85**
NET CASH INCREASE FOR PERIOD	**$1,347.96**
CASH AT END OF PERIOD	**$1,347.96**